UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CHINA FIRE & SECURITY GROUP, INC.

(Name of Issuer)

Common Stock, (Par value $0.001 per share)

 (Title of Class of Securities)

90915 R 105

 (CUSIP Number)

Brian Lin
China Fire Protection Group, Inc.
South Banbidian Industrial Park
Liqiao Township, Shunyi District
Beijing, 101304
People's Republic of China
Telephone: (86-10) 8441-7400

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 25, 2011

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 90915 R 105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Weigang Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 146,875
	8	SHARED VOTING POWER 15,435,600
	9	SOLE DISPOSITIVE POWER 146,875
	10	SHARED DISPOSITIVE POWER 15,435,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,582,475
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

55.9%
14	TYPE OF REPORTING PERSON

IN

CUSIP NO.: 90915 R 105
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jincai Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,435,600
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,435,600

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,435,600
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES			☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

55.4%
14		TYPE OF REPORTING PERSON

IN

CUSIP NO.: 90915 R 105
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

China Honour Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 2,667,940
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,667,940
	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,667,940
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES			☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.58%
14		TYPE OF REPORTING PERSON

CO

CUSIP NO.: 90915 R 105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Li Brothers Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 12,768,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,768,000
	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,768,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES		☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.8%

14	TYPE OF REPORTING PERSON

CO

CUSIP NO.: 90915 R 105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Alpha Great Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 9,051,600
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,051,600
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,051,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.5%
14	TYPE OF REPORTING PERSON

CO

CUSIP NO.: 90915 R 105
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Future Champion Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 6,384,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,384,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,384,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.9%
14	TYPE OF REPORTING PERSON

CO

Item 1. Security and Issuer

The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”), of China Fire & Security Group, Inc., a Florida corporation (the “Issuer”). As of the date of this Statement, the Company has 27,855,934 shares of Common Stock outstanding.

The principal executive office of the Issuer is located at South Banbidian Industrial Park, Liqiao Township, Shunyi District, Beijing, People’s Republic of China 101304.

Item 2. Identity and Background

(a)—(b)          Name and Residence or business address

The statement is being filed by the following reporting persons (collectively, the “Reporting Persons”):

Name	Residence or business address
Mr. Li Weigang	2804, No. 4 Wan Ke Xin Yuan, Yang Shan Road, Chaoyang District, Beijing, People’s Republic of China
Ms. Li Jincai	Room 301 West Unit West No. 3 Building, Shuiyueyuan Yuehe District, Changzhou City, Hebei Province, People’s Republic of China
China Honour Investment Limited	Pasea Estate, Road Town, Tortola, British Virgin Islands
Li Brothers Holdings Inc.	P.O. Box 3321, Drake Chambers, Road Town Tortola, British Virgin Islands
Alpha Great Holdings Limited	Woodbourne Hall, Road Town, Tortola, British Virgin Islands
Future Champion Limited	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

(c)           Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Name	Present principal occupation/ principal business and address of any corporation
Mr. Li Weigang	Chairman of the Board of the Issuer
Ms. Li Jincai	Business woman
China Honour Investment Limited	To act as a holding company to engage in strategic business operations and activities Pasea Estate, Road Town, Tortola, British Virgin Islands
Li Brothers Holding Inc.	To act as a holding company to engage in strategic business operations and activities P.O.Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands
Alpha Great Holdings Limited	To act as a holding company to engage in strategic business operations and activities Woodbourne Hall, Road Town, Tortola, British Virgin Islands
Future Champion Limited	To act as a holding company to engage in strategic business operations and activities P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

(d)—(e) No Convictions or Proceedings

During the last five years, the Reporting Persons (i) have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in it being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Citizenship

Name	Citizenship
Mr. Li Weigang	People’s Republic of China
Ms. Li Jincai	People’s Republic of China
China Honour Investment Limited	British Virgin Islands
Li Brothers Holding Inc.	British Virgin Islands
Alpha Great Holdings Limited	British Virgin Islands
Future Champion Limited	British Virgin Islands

Item 3. Source and Amount of Funds or Other Consideration

The information reported in this Item 3 relates to previously reported inforamiton. Mr. Gangjin Li was the sole director of Li Brothers Holdings Inc. (“Li Brothers”) with 100% voting power and China Honour Investment Limited (“China Honour”).  Li Brothers is a British Virgin Islands (“BVI”) company, of which Mr. Gangjin Li owned 50% of the economic interest and Mr. Weigang Li, the brother of Mr. Gangjin Li and Chairman of the Board of the Issuer, owned 50% of economic interest.  China Honour is a BVI company of which Mr. Gangjin Li had 100% economic and voting ownership.

On March 18, 2010, Mr. Gangjin Li signed two Deeds of Gift, under which Mr. Gangjin Li  transferred 350 ordinary shares of Li Brothers and 100 ordinary shares of China Honour by way of gift to Alpha Great Holdings Limited (“Alpha Great”), representing 50% of the outstanding shares of Li Brothers and 100% of the outstanding shares of China Honour respectively.  Established on March 2, 2010, Alpha Great is a BVI company, of which Lion Management (Hong Kong) Limited was the director.  On March 18, 2010, Mr. Gangjin Li was appointed as the director of Alpha Great to replace Lion Management (Hong Kong) Limited.

On March 18, 2010, Mr. Gangjin Li and HSBC International Trustee Limited (“HSBC”) entered into a Trust Deed to establish LGJ Family Trust with Mr. Gangjin Li as settlor and HSBC as trustee.  On the same day, HSBC exercised its investment power in LGJ Family Trust to subscribe to 100% of the issued share capital of Jade Ground Holdings Limited (“Jade Ground”).  Jade Ground was incorporated on February 2, 2010 in BVI and Lion International Management Limited, a wholly-owned subsidiary of HSBC, was appointed as the director.  On March 18, 2010, Jade Ground acquired 100% of the issued share capital of Alpha Great.

On April 12, 2010, Mr. Gangjin Li, director of Li Brothers, China Honour and Alpha Great, passed away, and Mr. Weigang Li and Ms. Jincai Li were appointed as directors of Li Brothers, China Honour and Alpha Great on May 6, 2010.  Given the effect of appointment, Mr. Weigang Li and Ms. Jincai Li jointly control the voting power of Li Brothers, China Honour, and Alpha Great.

Mr. Weigang Li, Ms. Jincai Li, Li Brothers, China Honour, Jade Ground, Lion International Management Limited, Alpha Great, LGJ Family Trust and HSBC may be deemed to be a group.

On March 29, 2010, Mr. Weigang Li signed a Deed of Gift, under which Mr. Weigang Li  transferred 350 ordinary shares of Li Brothers by way of gift to Future Champion Limited (“Future Champion”), representing 50% of the outstanding shares of Li Brothers.  Established on March 2, 2010, Future Champion is a BVI company, of which Lion Management (Hong Kong) Limited was the director.  On March 29, 2010, Mr. Weigang Li was appointed as the director of Future Champion to replace Lion Management (Hong Kong) Limited.

On March 29, 2010, Mr. Weigang Li and HSBC entered into a Trust Deed to establish LWG Family Trust with Mr. Weigang Li as settlor and HSBC as trustee.  On the same day, HSBC exercised its investment power in LWG Family Trust to subscribe to 100% of the issued share capital of Magic Express Limited (“Magic Express”).  Magic Express was incorporated on December 29, 2009 in BVI and Lion International Management Limited, a wholly-owned subsidiary of HSBC, was appointed as the director.  On March 29, 2010, Magic Express acquired 100% of issued share capital of Future Champion.

Mr. Weigang Li, Ms. Jincai Li, Li Brothers, China Honour, Magic Express, Lion International Management Limited, Future Champion, LWG Family Trust and HSBC may be deemed to be a group.

Mr. Weigang Li is a brother of Ms. Jincai Li.

Item 4. Purpose of Transaction

As previously reported, the Reporting Persons acquired the shares of Common Stock reported in Item 5 below for investment purposes.

On March 7, 2011, the Issuer announced that the Special Committee of the Issuer’s Board of Directors had received a non-binding letter (“Offer”) from a leading global private equity firm (the "PE"), pursuant to which the PE proposed to acquire all of the outstanding shares of common stock of the Issuer in cash and allow the existing members of the Issuer's management to exchange all or part of their equity interests in the Issuer into equity securities in the post-acquisition company. Certain of the Reporting Persons including Weigang Li, the current chairman of the board of directors of the Issuer,who own approximately 23% of the outstanding shares of the Issuer, may consider rolling over all or part of their shares into equity securities in the post-acquisition company if the proposed transaction is consummated.  There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

Except as described above and elsewhere herein, the Reporting Persons do not have any present plan or proposal which relates to, or could result in the occurrence of, any of the events referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

(a)

Mr. Weigang Li: As of the filing date, Mr. Weigang Li beneficially owned 15,582,475 shares of Common Stock, representing 55.9% of 27,855,934 shares of Common Stock outstanding, which includes each of the following: (1) 146,875 shares of Common Stock that is exercisable within 60 days from March 13, 2010, (2) 12,768,000 shares of Common Stock held by Li Brothers Holdings Inc., and (3) 2,667,600 shares of Common Stock held by China Honor Investment Limited.

Ms. Jincai Li: As of the filing date, Ms. Jincai Li beneficially owned 15,435,600 shares of Common Stock, representing 55.4% of 27,855,934 shares of Common Stock outstanding, which includes each of the following: (1) 12,768,000 shares of Common Stock held by Li Brothers Holdings Inc., and (2) 2,667,600 shares of Common Stock held by China Honor Investment Limited.

China Honour: As of the filing date, China Honour Investment Limited beneficially owned 2,667,600 shares of Common Stock, representing 9.58% of 27,855,934 shares of Common Stock outstanding.

Li Brothers: As of the filing date, Li Brothers Holdings Inc. beneficially owned 12,768,000 shares of Common Stock, representing 45.8% of 27,855,934 shares of Common Stock outstanding.

Alpha Great: As of the filing date, Alpha Great Holdings Limited beneficially owned 9,051,600 shares of Common Stock, representing 32.5% of 27,855,934 shares of Common Stock outstanding, which includes each of the following: (1) 6,384,000 shares of Common Stock held by Li Brothers Holding Inc., and (2) 2,667,600 shares of Common Stock held by China Honor Investment Limited.

Future Champion: As of the filing date, Future Champion Limited beneficially owned 6,384,000 shares of Common Stock, representing 22.9% of 27,855,934 shares of Common Stock outstanding.

(b) Mr. Weigang Li and Ms. Jincai Li have shared power to vote or to direct the vote of, and to dispose or to direct the disposition of shares owned by Li Brothers Holdings Inc. and China Honour Investment Limited.   The Reporting Persons except for Mr. Weigang Li and Ms. Jincai Li have sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, all shares owned by them as indicated above. Mr. Weigang Li is a brother of Ms. Jincai Li.

(c) Except as described above, no transactions in the shares of Common Stock were effected by the Reporting Persons during the past sixty days.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Item 3, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Weigang Li, Ms. Jincai Li, Alpha Great and Future Champion and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the shares (including as a result of any pledge), finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Reporting Persons:

Date: March     25 , 2011

/s/ Weigang Li
Weigang Li

/s/ Jincai Li
Jincai Li

China Honour Investment Limited

/s/ Weigang Li
Name: Weigang Li
Title: Authorized Signatory

Li Brothers Holdings Inc.

/s/ Weigang Li
Name: Weigang Li
Title: Authorized Signatory

Alpha Great Holdings Limited

/s/ Weigang Li
Name: Weigang Li
Title: Authorized Signatory

Future Champion Limited

/s/ Weigang Li
Name: Weigang Li
Title: Authorized Signatory